[The articles cited in these tweets from @TeamstersDC are from the West Virginia Gazette-Mail entitled “Drug wholesaler CEO to step down amid WV pain-pill probe” and the Columbus Dispatch entitled “George Barrett to step down as Cardinal Health CEO, stay on 1 year as chairman”]

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1. IBT Cap Strategies @TeamstersDC  IBT Cap Strategies Retweeted Eric W. Eyre

#corpgov

IBT Cap Strategies added,

Eric W. Eyre @EricEyre

Cardinal Health CEO stepping down amid opioid probe; https://www.wvgazettemail.com/news/health/drug-wholesaler-ceo-to-step-down-amid-wv-pain-pill/article_10fd09ae-

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2. IBT Cap Strategies @TeamstersDC

George Barrett to step down as Cardinal Health CEO http://dispatch.com/news/20171106/george-barrett-to-step-down-as-cardinal-health-ceo/1 … #teamsters #corpgov $CAH

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3. IBT Cap Strategies @TeamstersDC  1

#Teamster led shareholder group to press Cardinal Health over #opioidepidemic http://dispatch.com/news/20171106/teamster-led-shareholder-group-to-press-cardinal-health-over-opioid-crisis … #corpgov

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